SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                              Commission File Number:   0-21487
                                              CUSIP Number:             146875

                           NOTIFICATION OF LATE FILING

     (Check One): /X/ Form 10-K   / / Form 11-K  / / Form 10-Q   / / Form N-SAR
For Period Ended: March 31, 1998
                  -------------------------------------------------------------

/ / Transition Report on Form 10-K       / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F       / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K
For the Transition Period Ended:------------------------------------------------

      READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Annual Report on Form
10-K.                                                   ----------------------
-----
                         PART I. REGISTRANT INFORMATION

Full name of registrant Carver Bancorp, Inc.
                        --------------------
Former name if applicable
Address of principal executive office (STREET AND NUMBER)  75 West 125th Street
                                                           --------------------
City, State and Zip Code  New York, NY 10027
                          ------------------

                        PART II. RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

   /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   /X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      On February 23, 1998, the Registrant discovered that a limited number of checks had fraudulently been drawn (the "Defalcation") against the general funds of Carver Federal Savings Bank (the "Bank"), a federally chartered savings bank and the wholly owned subsidiary of the Registrant. The Registrant's principal activities consist of managing the operations of the Bank.

      The Bank promptly reported the Defalcation to the FBI, as well as to banking authorities, and the Registrant and Bank conducted a thorough internal investigation in addition to cooperating with police and regulatory authorities. An officer of the Bank is currently under arrest in connection with the Defalcation.

      Simultaneously with the Registrant's investigation of the Defalcation, the Bank is in the midst of a conversion of its data processing system, which system contains the information necessary for preparation of the Registrant's annual report on Form 10-K.

      As a result of the foregoing unusual circumstances and in the interest of full and accurate disclosure to the Commission and to current stockholders and to avoid incurring unreasonable effort or expense, the Registrant requires additional time to prepare its Form 10-K filing. The Registrant anticipates that the filing will be made as required under Rule 12b-25(b)(2)(ii).


                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Raymond L. Bruce                             (212) 876-4747
--------------------------------------------------------------------------------
          (Name)                              (Area code) (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             /X/  Yes  / /   No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             / /  Yes  /X/   No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              CARVER BANCORP, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                     CARVER BANCORP, INC.



Date June 26, 1998                   By: /s/ Raymond L. Bruce
    -----------------------             ---------------------
                                     Name:   Raymond L. Bruce
                                     Title:  Senior Vice President, Corporate
                                             Counsel and Corporate Secretary

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------------------------------------------------------
                                    ATTENTION
        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Files unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).